UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neoprobe Corporation

File No. 1-35076 - CF#26972

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Neoprobe Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Appendices to a preliminary proxy statement on Schedule PREM 14A filed on June 14, 2011, as revised by Schedule PRER 14A filed on July 6, 2011 and Schedule DEFM 14A filed on July 14, 2011.

Based on representations by Neoprobe Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Appendix A   through September 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Daniel Morris
        Special Counsel